UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (646) 749 0591

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

HIGH-TREND INTERNATIONAL GROUP

EXPLANATORY NOTE

On October 29, 2025, High-Trend International Group (the “Registrant” or the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor pursuant to which the Company agreed to issue and sell to the Investor debt convertible into shares of its class A ordinary shares, par value $0.0025 per share (the “Ordinary Shares”), in one or more pre-paid advance purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) for an aggregate purchase price of up to $20,000,000. Each Pre-Paid Purchase accrues interest at the rate of 8% per annum. The Company also agreed to issue to the investor 22,883 Ordinary Shares (the “Commitment Shares”) as consideration for the Investor’s commitment, and 630,000 Ordinary Shares for $1,575 as pre-delivery shares (the “Pre-Delivery Shares”).

The Securities Purchase Agreement provides for an initial Pre-Paid Purchase (the “Initial Pre-Paid Purchase”) in the principal amount of up to $3,230,000 of debt with an original issue discount of $210,000 and the payment of transaction expenses of $20,000. The Company may also, at its sole and absolute discretion, at any time and from time to time during the Commitment Period, request additional Pre-Paid Purchases, subject to agreed upon maximum and minimum purchase amounts (all as defined in the Securities Purchase Agreement) from the Investor by providing a written notice of such request to the Investor.

Pursuant to the Securities Purchase Agreement, the Investor, at its sole discretion, has the right, but not the obligation, to convert the debt by delivering conversion notices to the Company. The number of Ordinary Shares issuable will be determined by dividing the applicable conversion amount by the purchase price, which equals 85% of the lowest daily volume weighted average price during the ten (10) trading days immediately prior to the purchase notice date, but not less than a stated floor price of $1.75. In no event may such issuances cause the investor to beneficially own more than 9.99% of the Company’s outstanding Ordinary Shares at any time. The investor has also committed to a “daily trading volume limit not exceeding 15 percent of total daily trading volume” for any subsequent share transactions related to this financing.

The Company may at any time prepay all or any portion of the outstanding balance of the outstanding debt. In the event the Company elects to do so, the Company must pay the Investor an amount equal to 120% of the face value of the outstanding balance the Company has elected to prepay.

The execution and delivery of the Securities Purchase Agreement was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulations D promulgated thereunder.

Pursuant to the Securities Purchase Agreement, the Company also agreed to file a registration statement on Form F-1 under the Securities Act of 1933, as amended, to register the resale of the Commitment Shares, the Pre-Delivery Shares and the Purchase Shares, and any other Ordinary Shares issuable pursuant to the Securities Purchase Agreement within thirty (30) days after the closing date, and cause such registration statement to be declared effective by the SEC within one hundred and twenty (120) days of the closing date.

The Pre-Paid Purchase includes customary and specific events of default. If an event of default occurs under a Pre-Paid Purchase, the outstanding balance will become immediately due and payable. At any time thereafter, upon written notice given by the Investor, the outstanding balance will increase by ten percent (10%) and interest will begin accruing at a rate of the lesser of 18% per annum or the maximum rate permitted under applicable law.

Pursuant to the Securities Purchase Agreement, the investor agreed that, while a Pre-Paid Purchase is outstanding, neither the investor nor any of its affiliates will engage in any short sales or hedging transactions with respect to the Ordinary Shares. The Company has agreed not to enter into any variable rate transactions without the Investor’s consent as long as any debt remains outstanding, subject to certain exceptions.

The transactions contemplated in the Securities Purchase Agreement closed on November 4, 2025 at which time the Company received $3,000,000 in cash proceeds under the Initial Pre-Paid Purchase and $1,575 for the Pre-Delivery Shares. The proceeds from the Pre-Paid Purchases and the Pre-Delivery Shares are expected to be used for working capital and investment on digital platform to improve operation efficiency.

The foregoing descriptions of the Securities Purchase Agreement, the Prepaid Purchase and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to Exhibits 10.1 and 10.2 to this Current Report on Form 6-K, respectively, and incorporated by reference herein.

Issuance of Press Release

On November 7, 2025, the Company issued a press release regarding the Securities Purchase Agreement. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Pre-paid Purchase
99.1	Press Release dated November 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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